Exhibit 99.1

Rogers Communications Files Annual Financial Statements and Report to Shareholders

TORONTO, February 9, 2017 -- Rogers Communications Inc. today announced the filing with securities regulators in Canada and the U.S. of its 2016 annual report to shareholders. The annual report to shareholders includes, amongst other things, Rogers' 2016 audited annual consolidated financial statements, notes thereto, and management's discussion and analysis in respect of the annual financial statements.

As well as being available on the websites of the Canadian Securities Administrators at sedar.com and U.S. Securities and Exchange Commission at sec.gov, these documents have also been posted on the Investor Relations section of Rogers' website at rogers.com/2016annualreport.

Paper copies of these documents may be requested at no charge, by contacting investor.relations@rci.rogers.com, or at 1-888-935-7777.

Rogers Communications Inc. will hold its Annual General Shareholder Meeting on April 19, 2017 in Toronto at 11:00 am.

About Rogers:

Rogers is a leading diversified Canadian communications and media company that's working to deliver a great experience to our customers every day. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Investor Relations
1-888-935-7777
investor.relations@rci.rogers.com